Item 8.01 Other Events.
Knightel, Inc (Knightel), a leading VoIP service provider and telecommunication service provider have entered into the memorandum of understanding with Eagle Corporation Pvt. Limited (Eagle Corporation), a British corporation, with its registered office in the city of London.

Under the terms of the memorandum, Eagle Corporation has agreed to promote the Knightel services in Europe and to use the Knightel trademark. Official MoU will be signed between the 2 companies on November 15, 2007.

Eagle Corporation will develop and sell the services in Europe including UK and Ireland under the name of Knightel, Inc. and in accordance to this MoU, the company Eagle Corporation will pay the fees to use the tradename of Knightel,
Inc. The work on the agreement will start within 3 weeks and the agreement will be for 5 years and can be extended further.